WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2018

(In thousands)

Total stockholder's equity per balance sheet	$	203,712
Additions to capital – deferred tax and capitalized lease adjustment		7,746
Redeemable noncontrolling interests		102
Total stockholder's equity for computation of net capital		211,560
Nonallowable assets:		
Investments in affiliates		77,062
Fixed assets		26,519
Other assets		48,432
Total nonallowable assets		152,013
Haircuts on securities		2,438
Net capital		57,109
Computation of alternative net capital requirement Rule 15c3-1		
Net capital requirement (greater of $250 or 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3)		250
Excess of net capital	$	56,859

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2018, FOCUS Part IIA filed on January 25, 2019.

See accompanying report of independent registered public accounting firm.